# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LATAM Airlines Group S.A., CIK 0001047716
CUSIP: 51817R205
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock without par value
Address of issuer's principal executive offices: PRESIDENTE RIESCO 5711 20TH FLOOR, LAS CONDES, SANTIAGO, Chile (F3), 999999999
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001104659-22-118707
Filed by CIK 0001301912
Persons authorized to receive notices and communications: Gabe Brecher, Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, Connecticut (CT), 06830, (203) 618-3500; Louis E. Rambo, Esq., Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000

## Reporting persons
- Strategic Value Partners, LLC (CIK 0001301912): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,007,576,002; sole dispositive power 0; shared dispositive power 41,007,576,002; aggregate amount beneficially owned 41,007,576,002 (6.8% of the class)
- Ashton Gate S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,018,345,375; sole dispositive power 0; shared dispositive power 17,018,345,375; aggregate amount beneficially owned 17,018,345,375 (2.8% of the class)
- SVP Special Situations V LLC (CIK 0001919793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,018,345,375; sole dispositive power 0; shared dispositive power 17,018,345,375; aggregate amount beneficially owned 17,018,345,375 (2.8% of the class)
- Wild Heath S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,387,909,900; sole dispositive power 0; shared dispositive power 2,387,909,900; aggregate amount beneficially owned 2,387,909,900 (0.4% of the class)
- SVP Special Situations III-A LLC (CIK 0001614275): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,387,909,900; sole dispositive power 0; shared dispositive power 2,387,909,900; aggregate amount beneficially owned 2,387,909,900 (0.4% of the class)
- Grouse Moor S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,814,189,823; sole dispositive power 0; shared dispositive power 9,814,189,823; aggregate amount beneficially owned 9,814,189,823 (1.6% of the class)
- SVP Special Situations IV LLC (CIK 0001726861): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,814,189,823; sole dispositive power 0; shared dispositive power 9,814,189,823; aggregate amount beneficially owned 9,814,189,823 (1.6% of the class)
- Meadow Garden s.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 573; sole dispositive power 0; shared dispositive power 573; aggregate amount beneficially owned 573 (0% of the class)
- Green Pasture S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,970,723,789; sole dispositive power 0; shared dispositive power 8,970,723,789; aggregate amount beneficially owned 8,970,723,789 (1.5% of the class)
- SVP Capital Solutions LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,970,723,789; sole dispositive power 0; shared dispositive power 8,970,723,789; aggregate amount beneficially owned 8,970,723,789 (1.5% of the class)
- Strategic Value New Rising Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,816,406,542; sole dispositive power 0; shared dispositive power 2,816,406,542; aggregate amount beneficially owned 2,816,406,542 (0.5% of the class)
- SVP New Rising Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,816,406,542; sole dispositive power 0; shared dispositive power 2,816,406,542; aggregate amount beneficially owned 2,816,406,542 (0.5% of the class)
- Victor Khosla (CIK 0001473996): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,007,576,002; sole dispositive power 0; shared dispositive power 41,007,576,002; aggregate amount beneficially owned 41,007,576,002 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock without par value
Name of issuer: LATAM Airlines Group S.A.
Address of issuer's principal executive offices: PRESIDENTE RIESCO 5711 20TH FLOOR, LAS CONDES, SANTIAGO, Chile (F3), 999999999

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On August 13, 2025, the Funds entered into an Underwriting Agreement with J.P. Morgan Securities LLC and Barclays Capital Inc. (the "Underwriters"), the Issuer and the other selling shareholders named therein. Pursuant to the Underwriting Agreement, the Funds sold to the Underwriters 14,250,000 ADSs, each representing 2,000 shares of Common Stock, at a price per ADS of $42.35 (the "Underwritten Offering").

The ADS purchased by the Underwriters were issued by JPMorgan Chase Bank, N.A. (the "Depositary") and are evidenced by American Depositary Receipts ("ADRs") pursuant to the Deposit Agreement, dated as of September 21, 2017, as amended by the first amendment, dated as of March 12, 2021, and the second amendment, dated as of July 24, 2024 (the "Deposit Agreement"), among the Issuer, the Depositary, and all holders from time to time of the ADRs issued thereunder evidencing ADS representing deposited shares of Common Stock.

The Underwritten Offering was effected pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-280866) filed by the Issuer on July 18, 2024. The Underwritten Offering is scheduled to close on August 18, 2025.

In accordance with the Underwriting Agreement, the Funds entered into a lock-up agreement with the Underwriters agreeing that, subject to certain exceptions, they may not, during period beginning on August 16, 2025 and continuing to and including the date that is 30 days after the date of the final prospectus related to the Underwriting Agreement, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock or ADS, or any options or warrants to purchase any shares of Common Stock or ADS, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or ADS (such shares of Common Stock, ADS, options, rights, warrants or other securities, collectively, the "Lock-Up Securities"), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement would be settled by delivery of Common Stock, ADS or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the lock-up agreement filed as an exhibit hereto and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows: Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The ownership percentage appearing on such cover pages has been calculated based on 604,441,789,335 shares of Common Stock outstanding as of August 13, 2025, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on August 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The disclosure in Item 4 of this Amendment No. 6 to Schedule 13D is incorporated by reference herein. Except for the information incorporated by reference herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth above in Item 4 of this Amendment No. 6 to Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.6 Lock-Up Agreement, dated August 13, 2025

## Signatures
- Strategic Value Partners, LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (08/15/2025)
- Ashton Gate S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (08/15/2025)
- SVP Special Situations V LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (08/15/2025)
- Wild Heath S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (08/15/2025)
- SVP Special Situations III-A LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (08/15/2025)
- Grouse Moor S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (08/15/2025)
- SVP Special Situations IV LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (08/15/2025)
- Meadow Garden s.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (08/15/2025)
- Green Pasture S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (08/15/2025)
- SVP Capital Solutions LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (08/15/2025)
- Strategic Value New Rising Fund, L.P.: /s/ Lewis Schwartz, By: SVP NEW RISING GP LTD., its general partner; By: Lewis Schwartz, Chief Financial Officer (08/15/2025)
- SVP New Rising Management LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (08/15/2025)
- Victor Khosla: /s/ Victor Khlosa, Victor Khlosa (08/15/2025)